Exhibit 99.1

Golden Star Announces Effective Date of Share Consolidation

TORONTO, Oct. 29, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") has filed articles of amendment to effect the previously announced share consolidation (reverse stock split) (the "Consolidation") of its issued and outstanding common shares (the "Common Shares") on the basis of one (1) post-Consolidation Common Share for every five (5) pre-Consolidation Common Shares. The Consolidation was previously approved by the Company's shareholders at the special meeting of shareholders held on September 17, 2018, with 96.62% of votes cast in favour. The Common Shares are expected to commence trading on a post-Consolidation basis on or about the opening of trading on the Toronto Stock Exchange and the NYSE American on October 30, 2018.

The Consolidation will reduce the number of Common Shares issued and outstanding from approximately 544.0 million Common Shares to approximately 108.8 million Common Shares. No fractional Common Shares shall be issued in connection with the Consolidation; in the event that a shareholder would otherwise be entitled to receive a fractional share upon Consolidation, such fractional share will be rounded down to the nearest whole number Common Share at no consideration.

The Company's transfer agent, AST Trust Company (Canada), has sent letters of transmittal dated October 25, 2018, to the registered holders of Common Shares. The letters of transmittal contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares, as well as share certificates of certain predecessor entities, to the transfer agent. Shareholders may also obtain a copy of the letters of transmittal by accessing the Company's SEDAR profile at www.sedar.com. Until surrendered, each certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Consolidation. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

The new CUSIP number for the Company's freely trading Common Shares is 38119T807 and the new ISIN number is CA38119T8077.

For additional information regarding the Consolidation, please refer to the Company's Management Information Circular dated August 14, 2018, which is available on SEDAR at www.sedar.com.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: the timing for the commencement of trading of the Common Shares on a post-Consolidation basis; and the expectation regarding the number of Common Shares that will be issued and outstanding post-Consolidation. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional and/or updated factors is included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2018/29/c4745.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 29-OCT-18